Life Science Institute LLC



ANNUAL REPORT

3301 Salterbeck Street, Suite 102

Mount Pleasant, SC 29466

0

https://www.healthycell.com/

This Annual Report is dated April 17, 2023.

BUSINESS

Healthycell is a private nutrition company that sells dietary supplements in a new delivery format marketed as MICROGEL, replacing traditional tablets, capsules, and powders.

Based on advanced food science, MICROGEL is designed to provide maximum bioavailability in a pill-free experience. Healthycell aims to change the way people take supplements, especially for those who are pill-averse. Healthycell offers multiple lines of supplements targeting different customers for different needs.

Previous Offerings

Name: Class A-1 Bridge Preferred

Type of security sold: Equity

Final amount sold: $1,525,500

Number of Securities Sold: 2,714,414

Use of proceeds: Marketing, Launching Consumer Test Kits, Inventory

Date: December 23, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Life Science Institute, LLC d/b/a Healthycell
Year ended December 31, 2022, compared to year ended December 31, 2021
Sales
Net Sales for year ended December 31, 2022, was $5,647,591 as compared to $2,297,746 for the year ended December 31, 2021. The increase of approximately $3,349,845 (146%) resulted, primarily, increase in our active product subscriptions of approximately 165% during 2022. Approximately 50% of our DTC revenue is generated from subscriptions. During 2022 we recorded an increase in billed shipping and handling of approximately $136,000 during 2022.
Cost of sales
Cost of sales for the year ended December 31, 2022, amounted to $1,859,292 as compared to $805,911 for the year ended December 31, 2021. The increase in our cost of sales of approximately $1,053,000 (131%).
Gross margins
Our gross margin for the year ended December 31, 2022 was 67% as compared to 65% for the year ended December 31, 2021. The improvement in our gross margins year over year are the result of negotiated efficiencies in our supply chain.
Expenses
The Company's operating expenses consist primarily of, sales and marketing expenses, general and administrative expenses and research and development expenses. During the year ended December 31, 2022, our operating expenses totaled $5,034,441, which is an increase of approximately $1,839,000 over our total operating expenses of $3,195,818 incurred during the year ended December 31, 2021.
During the year ended December 31, 2022, we incurred increased sales and marketing expenses of approximately $1,552,000 which resulted primarily from increased ad spend most notably Radio and Podcast spend and from increases in branding & design costs which were higher due to new product launches and for designing new retail packaging to adapt to retailer requirements.

During the year ended December 31, 2022, we incurred increased research and development expenses of approximately $40,000 due to increased product testing of our newly launch products.

During the year ended December 31, 2022, we incurred increased general and administrative expenses of approximately $247,000 due to increased operations and logistics fulfillment costs ($100,000, increased staff training costs ($31,000), bad debt expense ($33,000), and, increased product liability costs ($35,000).

Historical results and cash flows

Company management believes that our historical cash flows are representative of what potential investors should expect in the future. We expect that our cash outflows will increase as we purchase inventory to meet our growing sales demand.

In the past, the Company met its cash flow needs through its operations, capital raises, and working capital loans.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,653,471.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: EMBER FUND II

Amount Owed: $1,070,613.00

Interest Rate: 12.5%

Maturity Date: April 29, 2023

Creditor: SBA EIDL Loan

Amount Owed: $531,346.00

Interest Rate: 3.75%

Maturity Date: September 24, 2050

Creditor: Vincent C. Giampapa M.D

Amount Owed: $22,900.00

Interest Rate: 0.0%

The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2022 and December 31, 2021, outstanding balance of shareholder loans amounted to $22,900 and $34,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was

classified as current. The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $12,274 and $8,671 in return for selling product to his customers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Douglas V. Giampapa

Douglas V. Giampapa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: October, 2015 - Present

Responsibilities: Leadership, management, and accountability to improve the company's growth, profitability, and ultimate exit. Salary: $132,000 plus bonus based on company sales.

Position: Board Member

Dates of Service: October, 2015 - Present

Responsibilities: Overseeing the direction of the company.

Other business experience in the past three years:

Employer: Griffin Capital Group Ltda

Title: Lead Developer for Dorada

Dates of Service: January, 2008 - Present

Responsibilities: Oversees property development team to keep permits valid. It requires approximately 1 hour per month of time.

Name: Joseph E. Rolston

Joseph E. Rolston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: February, 2013 - Present

Responsibilities: Joseph manages the company's finances, including accounting, budgeting, reporting, forecasting, and tax compliance. He also monitors the companies financial credit and access to debt. As CFO for Healthycell, my compensation is $98,672 per annum and I was issued 327,895 options under the Healthycell Employee Incentive Plan.

Other business experience in the past three years:

Employer: Job Right Consulting, Inc.

Title: Owner & President

Dates of Service: May, 2011 - Present

Responsibilities: Joseph works as a financial consultant with a wide array of responsibilities for contracted scopes of work.

Other business experience in the past three years:

Employer: Accommodations Plus International, Inc.

Title: Advisory Board Member

Dates of Service: September, 2014 - May, 2018

Responsibilities: JR has provided API's Executive Management Team and Owners with expert guidance regarding the globalization of the company's operations, tax compliance and general financial management and analyzed and adopted new FASB standards, notably ASC-606, Revenue Recognition. JR has built API's budget models, forecasts, financial projections and variance analysis for management's decision making. JR's contract with API ended in June 2018.

Other business experience in the past three years:

Employer: Life On Earth, Inc.

Title: Acting Controller

Dates of Service: February, 2016 - Present

Responsibilities: As Acting Controller, JR manages and directs all aspects of LFER's SEC reporting, analyzes and adopt new FASB standards, most recently, ASC-606, Revenue Recognition, conducts pre- and post- M&A due diligence and integration, builds and execute the annual budget and creates forecast models and other financial projections and variance analysis for management's decision making, and, liaise with regulators, private equity firms, auditors, attorneys, Bank officials, vendors and Board of Directors. JR continues to regularly assist LFER

as Acting Controller on a part-time (25%) basis.

Name: Vincent C. Giampapa MD

Vincent C. Giampapa MD's current primary role is with RMI Investment Group, LLC. Vincent C. Giampapa MD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Management Committee

Dates of Service: January, 2012 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Vincent does not currently receive salary compensation for this role.

Position: Chief Product Formulator

Dates of Service: January, 2012 - Present

Responsibilities: Formulation of dietary supplement products.

Other business experience in the past three years:

Employer: RMI Investment Group, LLC

Title: Founder and Chief Medical Officer

Dates of Service: January, 2020 - Present

Responsibilities: Oversee the treatments of patients.

Other business experience in the past three years:

Employer: Optigenex, Inc.

Title: Board Member, Chief Science Officer

Dates of Service: August, 2017 - Present

Responsibilities: Oversee the direction of the company.

Other business experience in the past three years:

Employer: Jeunesse Global, Inc.

Title: Spokesperson, Product Formulator, and Scientific Advisor

Dates of Service: June, 2011 - Present

Responsibilities: Customer education and product formulation.

Other business experience in the past three years:

Employer: Maximum Human Performance, LLC

Title: Scientific Advisor

Dates of Service: January, 2011 - Present

Responsibilities: Advise on science-related matters and product formulas.

Name: Peng Ye

Peng Ye's current primary role is with EHE Fund. Peng Ye currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager of Management Committee

Dates of Service: January, 2018 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Peng does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: EHE Fund

Title: Founding General Partner

Dates of Service: January, 2015 - Present

Responsibilities: Oversee fundraising and investments.

Name: Jonathan Smiga

Jonathan Smiga's current primary role is with Keen Growth Capital. Jonathan Smiga currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Management Committee

Dates of Service: July, 2021 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Jonathan does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Keen Growth Capital

Title: Managing Partner

Dates of Service: January, 2012 - Present

Responsibilities: Oversee fundraising and investments and portfolio companies.

Name: Michael Nobel, PhD

Michael Nobel, PhD's current primary role is with Nobel Sustainable Trust. Michael Nobel, PhD currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Board of Managers

Dates of Service: January, 2018 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Nobel Sustainable Trust

Title: Manager

Dates of Service: January, 2018 - Present

Responsibilities: Oversee the trust management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Class A

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 7,744,450

Percent of class: 42.7

Title of class: Common Class B

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 267,125

Percent of class: 8.7

Title of class: B-2 Preferred

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 267,237

Percent of class: 12.5

Title of class: Class A Bridge Preferred

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 1,200,000

Percent of class: 13.9

Title of class: Common Class A

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 8,176,500

Percent of class: 45.0

Title of class: Common Class B

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 267,125

Percent of class: 8.7

Title of class: B-2 Preferred

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 1,870,657

Percent of class: 87.5

Title of class: Class A Bridge Preferred

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 1,200,000

Percent of class: 13.9

RELATED PARTY TRANSACTIONS

Name of Entity: Dr. Vincent Giampapa

Relationship to Company: Director

Nature / amount of interest in the transaction: During the year ended December 31, 2022 and 2021, the Company paid to one of the owners and directors, Dr. Vincent Giampapa commissions in the amount of $12,274 and $8,671, respectively, in return for selling product to his customers. We anticipate this commission arrangement to continue. In addition, The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2022 and December 31, 2021, outstanding balance of shareholder loans amounted to $22,900 and $34,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Material Terms: During the year ended December 31, 2022 and 2021, the Company paid to one of the owners and directors, Dr. Vincent Giampapa commissions in the amount of $12,274 and $8,671, respectively, in return for selling product to his customers. We anticipate this commission arrangement to continue.

OUR SECURITIES

As of December 31, 2022, the company has authorized Common Class A, Common Class B, Common Class C, B-1 Preferred, B-2 Preferred, Class A Bridge Preferred, NewChip Accelerator Warrants, and Common Class E. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,689,655 of Common Class E.

Common Class A

The amount of security authorized is 18,150,050 with a total of 18,150,050 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class B

The amount of security authorized is 3,075,375 with a total of 3,075,375 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class C

The amount of security authorized is 5,604,367 with a total of 237,700 outstanding.

Voting Rights

There are no voting rights associated with Common Class C.

Material Rights

There are no material rights associated with Common Class C.

B-1 Preferred

The amount of security authorized is 14,155,183 with a total of 14,155,183 outstanding.

Voting Rights

This class of security is represented by 1 manager of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

B-2 Preferred

The amount of security authorized is 2,137,894 with a total of 2,137,894 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Class A Bridge Preferred

The amount of security authorized is 8,629,386 with a total of 8,629,386 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Class E Common Warrants

The security will convert into Class E common shares and the terms of the Class E Common Warrants are outlined below:

Amount outstanding: $545,200

Maturity Date: April 28, 2027

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $15,810,000.00

Conversion Trigger: At option of holder

Material Rights

The warrant is for 545,200 units at $0.29 per unit based on a $158,108 option to invest.

Common Class E

The amount of security authorized is 3,689,650 with a total of 944,470 outstanding.

Voting Rights

There are no voting rights associated with Common Class E.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns

being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class E Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class E Common Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class E Common Units in the amount of up to $1,069,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it

will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently developing new products and unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class E Common Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors and Preferred Unitholders of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business

decisions that grow your investment. Insufficient Funds Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and the inability to raise future capital may cause the Company to fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Life Science Institute LLC d/b/a Healthycell was formed on 1/24/2012. The Company has a limited history selling its current product line upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Science Institute LLC d/b/a Healthycell has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, internet domain names, trade secrets, and has a license to a patent-pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company, and the Company may not have sufficient capital to properly protect its intellectual property. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property.

The Company has a license to a patent pending that may not be awarded a patent by the USPTO. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result,

your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service of the Company or in its computer systems could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2023.

Life Science Institute LLC

By   /s/ *Douglas V. Giampapa*

    Name: Life Science Institute, LLC d/b/a Healthycell

    Title: CEO, Principal Executive Officer and Director

Exhibit A

FINANCIAL STATEMENTS

LIFE SCIENCE INSTITUTE LLC
d/b/a HEALTHYCELL

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

Life Science Institute, LLC

d/b/a Healthycell

Balance Sheets

Unaudited

		12/31/2022		12/31/2021
ASSETS				
Current Assets				
Cash	$	1,653,471	$	352,795
Accounts Receivable:		133,769		86,968
Inventory:		1,497,423		867,000
Prepaid Expenses and other current assets		125,110		179,156
Total current assets		3,409,774		1,485,919
Fixed Assets, net of accumulated depreciation of $42,108 and $30,481, respectively		3,580		15,207
Loan receivable - Wellomics Holdings LLC		140,000		140,000
Intellectual Property - Wellomics		578,000		578,000
Total assets	$	4,131,353	$	2,219,126
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts payable	$	708,195	$	464,857
Current portion or long term debt		1,107,499		173,730
Unearned revenue		185,729		206,260
Shareholder loan		22,900		34,900
Credit Card Payable		37,240		24,641
Other current assets		332,421		153,565
Total current assets		2,393,985		1,057,953
Loans payable		514,679		494,444
Total liabilities		2,908,664		1,552,397
Members' Equity		1,222,689		666,729
	$	4,131,353	$	2,219,126

LIFE SCIENCE INSTITUTE LLC
d/b/a Healthycell
Statements of Operations

	January 1, to December 31, 2022	January 1, to December 31, 2021
	(Unaudited)	(Unaudited)
Sales		
Product sales	$ 5,598,199	$ 2,345,423
Other sales	219,277	91,610
Gross sales	5,817,476	2,437,033
Returns and allowances	169,884	139,287
Net sales	5,647,591	2,297,746
Cost of goods sold	1,859,292	805,911
Gross profit	3,788,299	1,491,835
Operating expenses		
Sales and marketing	3,686,196	2,134,390
Research and development	166,819	126,582
General and administrative	1,181,426	934,846
Total operating expenses	5,034,441	3,195,818
Operating loss	(1,246,142)	(1,703,983)
Interest Expense	156,609	9,853
Net loss	$ (1,402,751)	$ (1,713,836)

Life Science Institute, LLC
d/b/a Healthycell
Statements of Changes in Members' Equity
Unaudited

	January 1, to December 31, 2022	January 1, to December 31, 2021
Balance - Beg.	$ 666,729	$ 451,755
Capital contributions	1,766,210	1,640,262
Share-based compensation	192,501	288,548
Net Loss	(1,402,751)	(1,713,836)
Balance - End	$ 1,222,689	$ 666,729

Life Science Institute, LLC
d/b/a Healthycell
Statements of Cash Flow
Unaudited

	January 1, to December 31, 2022	January 1, to December 31, 2021
	(Unaudited)	(Unaudited)
Cash flow used in operations:		
Net loss	$ (1,402,751)	$ (1,713,836)
Non cash items		
Depreciation	11,627	4,118
Amortization of capitalized interest	156,609	9,853
Amortization of prepaid consultancy	100,000	150,000
Share based compensation	192,501	263,548
Provision for bad debt	33,335	10,350
(Increase)/decrease:		
Accounts receivable	(80,135)	(75,996)
Inventory	(630,423)	(526,543)
Prepaid expenses	(23,578)	20,270
Increase/(decrease):		
AP and accrued expenses	414,262	419,598
	(1,228,552)	(1,438,638)
Investing activities		
Purchase of furniture & equipment	-	(5,212)
Proceeds from sale of Furniture	-	7,500
	-	2,288
Financing activities		
Proceeds from capital raises	1,766,210	1,340,838
Proceeds from loans payable	1,360,000	658,000
Repayments of loan payable	(584,982)	(255,857)
Repayments of shareholder loan	(12,000)	(13,000)
	2,529,228	1,729,981
Increase/(decrease) in cash	1,300,676	293,631
Cash balance at beginning	352,795	59,164
Cash balance at end	$ 1,653,471	$ 352,795
Supplement disclosures of Cash Flow information:		
Cash paid suring the year for interest	$ 125,263	$ 9,853
Non-cash financing activities		
Membership interest shares issued for consultancy	$ -	$ 325,000

Life Science Institute LLC

d/b/a Healthy Cell

NOTES TO FINANCIAL STATEMENTS

FOR YEARS ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

(Unaudited)

1. NATURE OF OPERATIONS

Life Science Institute LLC DBA Healthycell was formed on August 7, 2012 in the State of Delaware. The financial statements of Life Science Institute LLC DBA Healthycell (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Healthycell is a nutrition company with a dietary supplement line that uses patent-pending MICROGEL™ technology designed to deliver nutrients you can absorb and results you can measure in a pill-free experience. By solving the challenges of traditional tablets, capsules, and powders, Healthycell is changing the way people take supplements, especially for pill-averse people.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known

troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. During the years ended December 31, 2022 and 2021, the Company recorded provisions for bad debts of $33,335 and $10,350, respectively. At December 31, 2022 and 2021, the allowance for doubtful accounts totaled $43,685 and $10,350 respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 Yrs.
Computer Hardware	5 Yrs.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its acquired license agreement. The license has indefinite life and thus they are not subject to amortization. It's evaluated for impairment on an annual basis.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Income is principally comprised of revenues earned by the Company as part of the sale of its dietary supplements. Cost of sales Costs of goods sold include the ingredients, manufacturing, packaging and supplies, cost of retail product, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $1,697,444 and $918,341, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition

provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the BlackScholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019- 15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of finished goods and totaled to $1,497,423 and $867,000 at December 31, 2022 and 2021, respectively.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

	2021	2021
Accrued expenses	$ 332,421	$ 153,565
Total	$ 332,421	$ 153,565

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

	2022	2021
Furniture & Fixtures	$ 38,355	$ 38,355
Computer Hardware	7,333	7,333
Property and Equipment, at Cost	45,688	45,688
Accumulated depreciation	(42,108)	(30,481)
Property and Equipment, Net	$ 3,580	$ 15,207

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 was in the amount of $11,627 and $4,118, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

	2021	2020
License agreement	$ 578,000	$ 578,000
Intangible assets, at cost	578,000	578,000
Accumulated amortization	-	-
Intangible assets, Net	$ 578,000	$ 578,000

7. MEMBERS' EQUITY

As of December 31, 2022, the ownership percentages of the members are as follows:

Members Name	Ownership Percentage
Vincent C. Giampapa	23.0%
Douglas V. Giampapa	18.9%
Success Asis (Hong Kong) LTD	18.0%
Essential Wellness, LLC	9.0%
Keen Growth Capital CIF Fund II LP	6.8%
Keen Growth Capital Fund II LP	6.7%
John C. Malone	5.1%
Global Health Indistry Share Co., Ltd	4.0%
Start Engine SPV	1.9%
The Ember Fund II LP	1.8%
Goldea, Inc.	1.4%
All others (less than 1% ea.)	3.6%
	100.0%

8. UNIT-BASED COMPENSATION

The company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 5,604,367 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2018	2019	2020	2021	2022
Expected life (years)	10	10	10	10	10
Risk-free interest rate	2.91%	2.60%	1.50%	1.50%	3.00%
Expected volatility	75%	75%	75%	75%	75%
Annual dividend yield	0%	0%	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options. The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Exercise Price	Weighted Average Contract term
Outstanding on December 31, 2018	2,961,659	$0.10	
Granted	541,929	$0.17	
Exercised	(100,000)	$0.10	

Expired/Cancelled	(1,062,369)	$0.10	
Outstanding on December 31, 2019	2,341,219	$0.12	8.6
Granted	617,122	$0.19	
Exercised	(351,579)		
Expired/Cancelled	-		
Outstanding on December 31, 2020	2,606,762	$0.17	8.02
Granted	1,744,056	$0.20	
Exercised	-		
Expired/Cancelled	-		
Outstanding on December 31, 2021	4,350,818	$0.18	8.2
Granted	683,250	$0.28	
Exercised	-		
Expired/Cancelled	-		
Outstanding on December 31, 2022	5,034,068	$0.19	8.4

Unit option expense for the years ended December 31, 2022 and December 31, 2021 was $192,501 and $263,548, respectively.

9. DEBT

Loans payable During the years presented, the Company has entered into certain the loans agreements.

The summary of the Company's loans, notes, and the terms as of December 31, 2022 is as follows:

Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2022		
			Current Portion	Non-Current Portion	Total Indebtedness
9.90%	2/1/2022	1/31/2023	$ 20,220	$ -	$ 20,220
12.50%	4/30/2022	4/29/2023	$ 1,070,613	$ -	$ 1,070,613
3.75%	9/24/2020	9/24/2050	$ 16,667	$ 514,679	$ 531,346
		Total	$ 1,107,499	$ 514,679	$ 1,622,179

The summary of the Company's loans, notes, and the terms as of December 31, 2021 is as follows:

Interest Rate	Borrowing Period	Maturity Date	For the year ended December 31, 2021		
			Current Portion	Non-Current Portion	Total Indebtedness
6.90%	6/25/2021	6/24/2022	$ 80,175	$ -	$ 80,175
9.90%	11/19/2021	11/18/2022	$ 87,999	$ -	$ 87,999
3.75%	9/24/2020	9/24/2050	$ 5,556	$ 494,444	$ 500,000
		Total	$ 173,730	$ 494,444	$ 668,174

As of December 31, 2022, the summary of the future maturities is as follows:

2023	$ 1,107,499
2024	$ 17,712
2025	$ 17,712
2026	$ 17,712
2027	$ 17,712
Thereafter	$ 443,833
	$ 1,622,179

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

	2022	2021
Net operating loss	$ 378,743	$ 479,874
Valuation account	(378,743)	(479,874)
Provision for income taxes	-	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 and December 31, 2021 are as follows:

	2022	2021
Net operating loss	$ 3,532,848	$3,206,081
Stock based compensation	$213,531	$161,556
Valuation allowance	$ (3,746,379)	$(3,367,637)
Provision for income taxes	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $10,000,000. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2022 and December 31, 2021, outstanding balance of shareholder loans amounted to $22,900 and $34,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The Company paid to one of the owners, Dr. Vincent Giampapa, commissions in the amount of $12,274 and $8,671, during the years ended December 31, 2022 and 2021, respectively, in return for selling product to his customers.

12. COMMITMENTS AND CONTINGENCIES
Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS
The Company has evaluated subsequent events for the period from December 31, 2021, through March 31, 2023, the date the financial statements were available to be issued. There have been no events or transactions during this time which would have a material effect on these financial statements.

I, Douglas V. Giampapa, the Chief Executive Officer of Life Science Institute, LLC, hereby certify that the financial statements of Life Science Institute, LLC D/B/A Healthycell and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2021 the amounts reported on our tax returns were total income of $1,504,335; taxable loss of -$1,488,028 and total tax of $0. The Company has not yet filed its tax return form the year ended December 31, 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 30, 2023.

_____ (Signature)

_____CFO_____ (Title)

____3/31/23____ (Date)

CERTIFICATION

I, Douglas V. Giampapa, Principal Executive Officer of Life Science Institute LLC, hereby certify that the financial statements of Life Science Institute LLC included in this Report are true and complete in all material respects.

Douglas V. Giampapa

CEO, Principal Executive Officer and Director